Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

GARY J. WOLFE (212) 574-1223 wolfe@sewkis.com	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

September 13, 2019

Amy Geddes
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Frontline Ltd. Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 28, 2019 File No. 001-16601

Dear Ms. Geddes:

I refer to our telephone conversation yesterday.  This confirms that Frontline Ltd. has until September 27, 2019, to file its response to the Staff’s comment letter dated August 15, 2019.

Please feel free to let me have any questions or comments.

Sincerely, Gary J. Wolfe

GJW/ap

cc:  Doug Jones